FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Approval OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response….0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Graber Don R.				2. Issuer Name and Ticker or Trading Symbol Huffy Corporation (HUF)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) CEO, President and Chairman of the Board
(Last) (First) (Middle) 225 Byers Road				3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 12/9/2002
(Street) Miamisburg OH 45342							5. If Amendment, Date of Original Month/Day/Year 12/11/2002(1)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)				Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/9/2002		F		8,035	D	$7.20	146,388(2)	D
								3,100	I	By Spouse

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Yr)	3A. Deemed Execution Date, if any (Month/ Day/Yr)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Yr)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amount or Number of Shares

Explanation of Responses: (1) This amended Form 4 is being filed to correct a mistake on the Form 4 filed 12/11/2002, which reported an acquisition of restricted stock which had been previously reported on the Reporting Person's June, 2002 Form 4.

(2) Includes shares held in 401(k) through 12/31/2002.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations

/s/Don R. Graber

1/27/03

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

**Signature of Reporting Person

Date

Don R. Graber

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,

225 Byers Road

see Instruction 6 for procedure.

Miamisburg, OH 45342

Huffy Corporation (HUF)

Potential persons who are to respond to the collection of information contained in this form are not

12/9/2002

required to respond unless the form displays a currently valid OMB Number.